EXHIBIT 99.1

News Release dated September 18, 2017, Suncor Energy’s Petro-Canada brand introduces the Class of 2017

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy’s Petro-Canada brand introduces the Class of 2017

Calgary, Alberta (Sept. 18, 2017) – Today, Petro-Canada, a Suncor business, announced the 2017 Fuelling Athletes and Coaching Excellence (FACE™) Program grant recipients. Every year, Petro-Canada selects fifty-five promising athletes from across Canada. These athletes and their coaches are awarded a $10,000 FACE grant to help them along their journey, with $5,000 going directly to the athlete and $5,000 to their coach. FACE grants are often used for training, equipment, coach education, and travel expenses for competitions.

Developed by Petro-Canada, the Canadian Olympic Committee (COC) and Canadian Paralympic Committee (CPC), and facilitated by their National Sport partners, the FACE Program supports up and coming athletes who are striving to represent Canada at the Olympic or Paralympic Games, but are not able to qualify for government funding. Since 1988, Petro-Canada has supported more than 2,900 Canadian athletes and their coaches by providing more than $10,000,000 in financial support.

“It is my privilege to welcome the Class of 2017 to the Petro-Canada FACE program,” says Deborah Gullaher, vice president, Sales and Marketing, Suncor. “Each year I am reminded of the hard work and dedication of both the athletes and their coaches that are chosen. I am honoured that Petro-Canada is able to play a small part in their journey.”

The 2017 FACE grant recipients are:

Athlete	Coach	Sport discipline
Alannah Yip	Andrew Wilson	Sport Climbing
Andrew Genge	Dave Balne	Para snowboard
Annie Leblanc	José Sant	Athletics
Ben Hagkull	Simon Cass	Wheelchair Basketball
Blake Broszus	Aleksei Murugin	Fencing
Brian Yang	Efendi Wijaya	Badminton
Brooke Voigt	Elliot Catton	Snowboard
Camille Saxton	Adriana Bento	Beach Volleyball
Carmen Whelan	Iana Nadtotchii	Gymnastics - Rhythmic
Carson Paul	Lisa Boog	Diving
Casey Scheidegger	Carolyn Darbyshire	Curling
Conrad Orzel	Eva Najarro	Figure Skating
Curtis Caron	John MacPherson	Para table tennis
Devaney Collier	Jenny Trew	Cycling - Track
Elizabeth Longley	Florin Marinache	Shooting
Evan Marineau	Jeremy Cooper	Freestyle Skiing
Félix Dolci	Adrian Balan	Gymnastics - Artistic
Fillah Karim	Vasilij Zbogar	Sailing

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Greg Stewart	Kim Cousins	Para athletics
Hayden Edwards	Joan McDonald	Archery
Jade Dufour	Victor Zilberman	Wrestling - Freestyle
Jake Weidemann	Crispin Parkinson	Speed Skating
Jeff McKeen	Kyle Kennedy	Bobsleigh
Joel Ewert	Adam Frost	Wheelchair Rugby
Joey Desjardins	Guillaume Plourde	Para cycling road
Jon Dunkerley	James Cook	Para triathlon
Keenan Simpson	Anthony Colin	Canoe/Kayak - Slalom
Leo Grandbois	Sandrine Charron	Biathlon
Lexson Mathieu	François Duguay	Boxing
Mackenzie Padington	Brad Dingey	Swimming
Marco Schumann	Alan McIlveen	Short Track Skating
Mathea Dempfle-Olin	Christian Moutinho	Surfing
Mathieu St-Pierre	Hélène Gervais	Para canoe
Maura McLean	Jennifer Koptie (Shaver)	Synchronized Swimming
Maxym-Olivier Rivest	Denis Beaudoin	Karate
Maya Antoine	Emma Humphries	Football (Soccer)
Maya Ladhani	Emma Humphries	Football (Soccer)
Mégane Bélanger	Brendan Arnold	Cycling - BMX
Melissa Bratic	Hasan Bratic	Karate
Mikayla Martin	Sead Causevic	Ski Cross
Natalie Eilers	Gregor Linsig	Ski Jumping
Natalie Wilkie	Abbi May	Para Nordic skiing
Phell Joseph Mancoa	Robin MacDowell	Rugby - Sevens
Philippe Vachon	Charles Labrie	Para swimming
Sarah Gillies	Mark Newton	Para alpine skiing
Shady El Nahas	Ken Fukushima	Judo
Shelby Newkirk	Eric Kramer	Para swimming
Sierra Smith	Peter Rybarik	Alpine Skiing
Terence Yeung	Pradeeban Peter-Paul	Table Tennis
Thomson Harris	Geoff Matthews	Hockey (Field)
Trinity Ellis	Matt McMurray	Luge
Ty Godfrey	Alain Parent	Cross Country Skiing
Véronique Déry	Muncef Ouardi	Speed Skating
Zachary Lavin	Steve Arsenault	Para ice hockey
Zane Clarke	Jon Pike	Canoe/Kayak - Sprint

FACE Summit 2017

In addition to providing financial support, FACE athletes were invited to an annual summit, co-hosted by Petro-Canada and CBC/Radio-Canada. During the FACE Summit, athletes were able to connect with and learn from Olympians and Paralympians, as well as subject matter experts in the areas of media training, public speaking, and personal-brand development. The FACE Summit was held September 15-17, 2017.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates almost 1,500 retail stations and 280 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com